                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

    For the fiscal year ended December 30, 1998

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

    For the transition period from _____________ to ___________

    Commission file number ____________________________________

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       EATON CORPORATION SHARE PURCHASE AND INVESTMENT PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Eaton Corporation, 1111 Superior Avenue,
       Cleveland, Ohio  44114-2584

Exhibit

The following exhibit is filed herewith:

        Exhibit No.

          (23)    Consent of Independent Auditors      17

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             (Name of Plan)
                                         EATON CORPORATION SHARE
                                         PURCHASE AND INVESTMENT PLAN

         Date: June 28, 1999                By: Eaton Corporation Pension
                                                Administration Committee


                                                By:  /s/ S. J. Cook
                                                   ------------------------
                                                     (Signature)
                                                  S. J. Cook
                                                  Vice President-Human Resources
                                                  Eaton Corporation

                                               Audited Financial Statements and
                                               Supplemental Schedules

                                               EATON CORPORATION SHARE PURCHASE
                                               AND INVESTMENT PLAN


                                               December 30, 1998 and 1997

                         Report of Independent Auditors


Corporate Compensation Committee of Eaton Corporation
Eaton Corporation Share Purchase and Investment Plan


We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation Share Purchase and Investment Plan as of December 30, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 30, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 30, 1998 and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 11, 1999

              Eaton Corporation Share Purchase and Investment Plan Statement of Net Assets Available for Benefits, with Fund Information

                                December 30, 1998



                                                         EB Money         Fidelity       Vanguard        Vanguard       Templeton
                                        Fixed Income      Market           Contra        Wellesley        Windsor        Foreign
                                            Fund          Fund              Fund           Fund            Fund           Fund
                                       ---------------------------------------------------------------------------------------------
ASSETS
Investments:
   At fair value:
     Eaton Corporation Common Shares
     Mutual funds                                                       $ 97,255,100   $ 36,721,498   $ 129,109,418   $ 21,538,856
     Government securities             $  53,871,768
     Corporate debt instruments           84,241,102
     Participant notes receivable
     Short-term investments                4,191,222   $ 16,628,639
   At contract value:
     Guaranteed investment contracts

                                       ---------------------------------------------------------------------------------------------
Total investments                        142,304,092     16,628,639       97,255,100     36,721,498     129,109,418     21,538,856

Receivables:
   Interest and dividends receivable       1,353,608         75,170
   Accrued sales of investments                                                                             161,046
                                       ---------------------------------------------------------------------------------------------
Total receivables                          1,353,608         75,170                                         161,046
                                       ---------------------------------------------------------------------------------------------
Total assets                             143,657,700     16,703,809       97,255,100     36,721,498     129,270,464     21,538,856

LIABILITIES
Accrued purchases of investments                                             357,367        204,126                         17,899
Notes payable
Other payables
                                       ---------------------------------------------------------------------------------------------
Total liabilities                                                            357,367        204,126                         17,899
                                       ---------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS      $ 143,657,700   $ 16,703,809     $ 96,897,733   $ 36,517,372   $ 129,270,464   $ 21,520,957
                                       =============================================================================================



                                                                         Eaton Common Shares Fund
                                          Vanguard      Oppenheimer    -----------------------------                   Life of
                                        Institutional   Value Equity   Participant   Non-Participant      Loan      Virginia 1998
                                         Index Fund        Fund          Directed       Directed          Fund        GIC Fund
                                       ---------------------------------------------------------------------------------------------
ASSETS
Investments:
   At fair value:
     Eaton Corporation Common Shares                                 $ 229,523,287   $ 345,494,106
     Mutual funds                       $ 82,934,661   $ 4,128,021
     Government securities
     Corporate debt instruments
     Participant notes receivable                                                                     $ 25,448,042
     Short-term investments                                              2,058,118       7,332,294
   At contract value:
     Guaranteed investment contracts
                                                                                                                     $ 1,142,123
                                       ---------------------------------------------------------------------------------------------
Total investments                         82,934,661     4,128,021     231,581,405     352,826,400      25,448,042     1,142,123

Receivables:
   Interest and dividends receivable                                         8,941          21,657           1,363         7,268
   Accrued sales of investments                                            258,068         426,487
                                       ---------------------------------------------------------------------------------------------
Total receivables                                                          267,009         448,144           1,363         7,268
                                       ---------------------------------------------------------------------------------------------
Total assets                              82,934,661     4,128,021     231,848,414     353,274,544      25,449,405     1,149,391

LIABILITIES
Accrued purchases of investments             526,682        84,300          66,131
Notes payable                                                                            9,556,621
Other payables                                                                                              24,950         6,306
                                       ---------------------------------------------------------------------------------------------
Total liabilities                            526,682        84,300          66,131       9,556,621          24,950         6,306
                                       ---------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS       $ 82,407,979   $ 4,043,721   $ 231,782,283   $ 343,717,923    $ 25,424,455   $ 1,143,085
                                       =============================================================================================




                                        New York
                                       Life 1999
                                        GIC Fund         Total
                                       ----------------------------
ASSETS
Investments:
   At fair value:
     Eaton Corporation Common Shares                 $  575,017,393
     Mutual funds                                       371,687,554
     Government securities                               53,871,768
     Corporate debt instruments                          84,241,102
     Participant notes receivable                        25,448,042
     Short-term investments              $  19,362       30,229,635
   At contract value:
     Guaranteed investment contracts
                                           601,301        1,743,424
                                       ----------------------------
Total investments                          620,663    1,142,238,918

Receivables:
   Interest and dividends receivable         2,906        1,470,913
   Accrued sales of investments                             845,601
                                       ----------------------------
Total receivables                            2,906        2,316,514
                                       ----------------------------
Total assets                               623,569    1,144,555,432

LIABILITIES
Accrued purchases of investments                          1,256,505
Notes payable                                             9,556,621
Other payables                                               31,256
                                       ----------------------------
Total liabilities                                        10,844,382
                                       ----------------------------

NET ASSETS AVAILABLE FOR BENEFITS        $ 623,569   $1,133,711,050
                                       ============================




See notes to financial statements.

              Eaton Corporation Share Purchase and Investment Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                               December 30, 1997



                                                           EB Money      Fidelity         Vanguard       Vanguard        Templeton
                                            Fixed Income    Market        Contra         Wellesley        Windsor         Foreign
                                               Fund         Fund           Fund            Fund            Fund            Fund
                                        --------------------------------------------------------------------------------------------
ASSETS
Investments:
   At fair value:
     Eaton Corporation Common
      Shares
     Mutual funds                                                       $ 71,706,167   $ 28,135,378    $ 155,848,084  $ 30,359,256
     Government securities                $  62,948,560
     Corporate debt instruments              75,298,231
     Participant notes receivable
     Short-term investments                  14,892,646  $ 15,481,400          2,818          1,121            6,151         1,207
   At contract value:
     Guaranteed investment contracts
                                        --------------------------------------------------------------------------------------------
Total investments                           153,139,437    15,481,400     71,708,985     28,136,499      155,854,235    30,360,463

Receivables:
   Interest and dividends receivable          1,863,276        18,006      6,053,287      1,988,692           94,626        15,797
   Other (payables) receivables                (138,990)
                                        --------------------------------------------------------------------------------------------
Total receivables                             1,724,286        18,006      6,053,287      1,988,692           94,626        15,797
                                        --------------------------------------------------------------------------------------------
Total assets                                154,863,723    15,499,406     77,762,272     30,125,191      155,948,861    30,376,260

LIABILITIES
Accrued purchases of investments                               18,625      6,056,104      1,989,813          100,777        17,004
Notes payable
Total liabilities                                              18,625      6,056,104      1,989,813          100,777        17,004

NET ASSETS AVAILABLE FOR BENEFITS         $ 154,863,723  $ 15,480,781   $ 71,706,168   $ 28,135,378    $ 155,848,084  $ 30,359,256
                                        ============================================================================================


                                                           Eaton Common Shares Fund
                                            Victory      -----------------------------                    Life of         Life of
                                          Stock Index    Participant    Non-Participant       Loan     Virginia 1997   Virginia 1998
                                             Fund         Directed         Directed           Fund        GIC Fund        GIC Fund
                                        --------------------------------------------------------------------------------------------
ASSETS
Investments:
   At fair value:
     Eaton Corporation Common
      Shares                                            $ 270,551,738   $ 495,807,903
     Mutual funds                        $ 51,810,811
     Government securities
     Corporate debt instruments
     Participant notes receivable                                                        $ 20,119,485
     Short-term investments                     2,030         293,374       7,956,000          14,696   $  11,794     $    36,136
   At contract value:
     Guaranteed investment contracts                                                                      649,233       1,371,892
                                        --------------------------------------------------------------------------------------------
Total investments                          51,812,841     270,845,112     503,763,903      20,134,181     661,027       1,408,028

Receivables:
   Interest and dividends receivable           98,675           4,081          17,081                          72             179
   Other (payables) receivables                                 1,994          59,178         (13,504)     (1,100)           (868)
                                        --------------------------------------------------------------------------------------------
Total receivables                              98,675           6,075          76,259         (13,504)     (1,028)           (689)
                                        --------------------------------------------------------------------------------------------
Total assets                               51,911,516     270,851,187     503,840,162      20,120,677     659,999       1,407,339

LIABILITIES
Accrued purchases of investments              100,705
Notes payable                                                              23,509,170
Total liabilities                             100,705                      23,509,170

NET ASSETS AVAILABLE FOR BENEFITS        $ 51,810,811   $ 270,851,187   $ 480,330,992    $ 20,120,677   $ 659,999     $ 1,407,339
                                        ============================================================================================



                                           New York
                                          Life 1999
                                          GIC Fund         Total
                                        ---------------------------
ASSETS
Investments:
   At fair value:
     Eaton Corporation Common
      Shares                                        $   766,359,641
     Mutual funds                                       337,859,696
     Government securities                               62,948,560
     Corporate debt instruments                          75,298,231
     Participant notes receivable                        20,119,485
     Short-term investments             $   9,329        38,708,702
   At contract value:
     Guaranteed investment contracts      714,561         2,735,686
                                        ----------------------------
Total investments                         723,890     1,304,030,001

Receivables:
   Interest and dividends receivable           70        10,153,842
   Other (payables) receivables              (371)          (93,661)
                                        ----------------------------
Total receivables                            (301)       10,060,181
                                        ----------------------------
Total assets                              723,589     1,314,090,182

LIABILITIES
Accrued purchases of investments                          8,283,028
Notes payable                                            23,509,170
Total liabilities                                        31,792,198

NET ASSETS AVAILABLE FOR BENEFITS       $ 723,589   $ 1,282,297,984
                                        ============================



See notes to financial statements.

              Eaton Corporation Share Purchase and Investment Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 30, 1998




                                                       EB Money         Fidelity         Vanguard        Vanguard        Templeton
                                      Fixed Income      Market           Contra         Wellesley        Windsor          Foreign
                                          Fund           Fund             Fund             Fund            Fund            Fund
                                ----------------------------------------------------------------------------------------------------
Additions to net assets
   attributed to:
   Investment income:
     Net realized and unrealized
       appreciation (depreciation)
       in fair value of investments  $   1,194,357    $    262,466    $ 22,433,944      $ 2,094,606   $  (1,093,474)   $(1,838,878)
     Dividends--shares allocated
       to participants                                                                    1,596,342       2,028,829        610,452
     Dividends--unallocated
       shares
     Interest                            8,415,511         557,743          37,608            4,027          22,324          4,307
                                ----------------------------------------------------------------------------------------------------
                                         9,609,868         820,209      22,471,552        3,694,975         957,679     (1,224,119)
   Contributions:
     Employer contributions--
       allocated to participants
     Employee contributions              8,098,835         491,087       6,548,121        2,591,360       8,232,388      2,142,032
     Rollover contributions                853,853         227,313       1,204,758          911,042       1,121,869        365,758
                                ----------------------------------------------------------------------------------------------------
Total additions                         18,562,556       1,538,609      30,224,431        7,197,377      10,311,936      1,283,671
                                ----------------------------------------------------------------------------------------------------

Deductions from net assets
   attributed to:
     Distributions to participants      24,431,603       5,050,583       6,750,437        3,479,110      14,684,573      2,060,317
     Interest expense
                                ----------------------------------------------------------------------------------------------------
Total deductions                        24,431,603       5,050,583       6,750,437        3,479,110      14,684,573      2,060,317
                                ----------------------------------------------------------------------------------------------------

Net (decrease) increase prior to
   transfers                            (5,869,047)     (3,511,974)     23,473,994        3,718,267      (4,372,637)      (776,646)
Net interfund transfers                 (2,651,974)      4,530,381        (233,397)       4,298,345     (19,100,452)    (7,612,825)
Transfer from other plans                  940,572         587,347       3,078,845          946,394         951,296
Transfer to other plan                  (3,625,574)       (382,726)     (1,127,877)        (581,012)     (4,055,827)      (448,828)
                                ----------------------------------------------------------------------------------------------------
Net (decrease) increase                (11,206,023)      1,223,028      25,191,565        8,381,994     (26,577,620)    (8,838,299)
Net assets available for benefits
   at beginning of year                154,863,723      15,480,781      71,706,168       28,135,378     155,848,084     30,359,256
                                ----------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                    $ 143,657,700    $ 16,703,809    $ 96,897,733      $36,517,372   $ 129,270,464    $21,520,957
                                ====================================================================================================


                                                                                          Eaton Common Shares Fund
                                          Victory          Vanguard     Oppenheimer    ------------------------------
                                        Stock Index      Institutional  Value Equity   Participant    Non-Participant     Loan
                                            Fund          Index Fund       Fund         Directed        Directed          Fund
                                     -------------------------------------------------------------------------------------------
Additions to net assets
   attributed to:
   Investment income:
     Net realized and unrealized
       appreciation (depreciation)
       in fair value of investments$   7,725,158    $ 7,799,833      $    18,088    $ (50,682,579)  $ (93,206,076)
     Dividends--shares allocated
       to participants                   206,504        762,502                         5,401,223       8,234,710
     Dividends--unallocated
       shares                                                                                             862,328
     Interest                            107,543                                          150,101         160,619   $  2,050,006
                                   ---------------------------------------------------------------------------------------------
                                       8,039,205      8,562,335           18,088      (45,131,255)    (83,948,419)     2,050,006
   Contributions:
     Employer contributions--
       allocated to participants                                                                       8,824,353
     Employee contributions              965,536      2,722,274          218,671       34,182,735
     Rollover contributions              517,469        845,708          228,422        1,895,854
                                   ---------------------------------------------------------------------------------------------
Total additions                        9,522,210     12,130,317          465,181       (9,052,666)    (75,124,066)     2,050,006
                                   ---------------------------------------------------------------------------------------------

Deductions from net assets
   attributed to:
     Distributions to participants     1,584,196      4,102,960           71,055       28,249,486      56,522,009      1,641,717
     Interest expense                                                                                   1,325,259
                                   ---------------------------------------------------------------------------------------------
Total deductions                       1,584,196      4,102,960           71,055       28,249,486      57,847,268      1,641,717
                                   ---------------------------------------------------------------------------------------------

Net (decrease) increase prior to
   transfers                           7,938,014      8,027,357          394,126      (37,302,152)   (132,971,334)       408,289
Net interfund transfers              (58,664,014)    72,762,581        3,649,595        2,858,223      (3,641,735)     4,895,489
Transfer from other plans                             1,618,041
Transfer to other plan                (1,084,811)                                      (4,624,975)
                                   ---------------------------------------------------------------------------------------------
Net (decrease) increase              (51,810,811)    82,407,979        4,043,721      (39,068,904)   (136,613,069)     5,303,778
Net assets available for benefits
   at beginning of year               51,810,811                                      270,851,187     480,330,992     20,120,677
                                   ---------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                  $          0     $82,407,979      $ 4,043,721    $ 231,782,283   $ 343,717,923   $ 25,424,455
                                   =============================================================================================



                                             Life of       Life of       New York
                                          Virginia 1997 Virginia 1998   Life 1999
                                            GIC Fund       GIC Fund      GIC Fund     Total
                                     ---------------------------------------------------------
Additions to net assets
   attributed to:
   Investment income:
     Net realized and unrealized
       appreciation (depreciation)
       in fair value of investments$                                           $  (105,292,555)
     Dividends--shares allocated
       to participants                                                              18,840,562
     Dividends--unallocated
       shares                                                                          862,328
     Interest                        $    5,662     $  118,751    $   45,516        11,679,718
                                     ----------------------------------------------------------
                                          5,662        118,751        45,516       (73,909,947)
   Contributions:
     Employer contributions--
       allocated to participants                                                     8,824,353
     Employee contributions                                                         66,193,039
     Rollover contributions                                                          8,172,046
                                     ----------------------------------------------------------
Total additions                           5,662        118,751        45,516         9,279,491
                                     ----------------------------------------------------------

Deductions from net assets
   attributed to:
     Distributions to participants                      58,516        30,671       148,717,233
     Interest expense                                                                1,325,259
                                     ----------------------------------------------------------
Total deductions                                        58,516        30,671       150,042,492
                                     ----------------------------------------------------------

Net (decrease) increase prior to
   transfers                              5,662         60,235        14,845      (140,763,001)
Net interfund transfers                (665,661)      (311,455)     (113,101)                0
Transfer from other plans                                                            8,122,495
Transfer to other plan                                 (13,034)       (1,764)      (15,946,428)
                                     ----------------------------------------------------------
Net (decrease) increase                (659,999)      (264,254)     (100,020)     (148,586,934)
Net assets available for benefits
   at beginning of year                 659,999      1,407,339       723,589     1,282,297,984
                                     ----------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                    $        0    $ 1,143,085    $  623,569   $ 1,133,711,050
                                     ==========================================================

See notes to financial statements.

              Eaton Corporation Share Purchase and Investment Plan

                          Notes to Financial Statements

                           December 30, 1998 and 1997


A.     SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Eaton Corporation Share Purchase and Investment Plan (Plan) are prepared under the accrual method of accounting.

Investments are stated at fair value as measured by quoted prices in active markets, except for guaranteed investment contracts, which are recorded at contract value, and the Fidelity Contra Fund, which is stated at fair value as determined by the trustee. Contract value, which approximates fair value, represents contributions made under the contracts plus interest at the rates specified by the contracts less funds used to pay expenses of the contracts. Participant notes receivable are valued at their outstanding balances which approximate fair value.

The cost of shares sold for the mutual funds and the Eaton Common Shares Fund is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

B.     DESCRIPTION OF PLAN

The Plan generally provides that an Eaton employee who is in the regular service of a class in a division or group to which Eaton Corporation (Eaton, the "Company", or the "Plan Sponsor") has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedures which follows the date an employee first incurs an hour of service.

              Eaton Corporation Share Purchase and Investment Plan

B.     DESCRIPTION OF PLAN--CONTINUED

Employees may make a combination of before-tax and after-tax contributions ranging from 1 to 17% of base pay. Employee contributions up to 6% of eligible compensation are eligible for employer match. Participants may change their contributions monthly and accounts are valued daily. Eaton matches regular employee contributions as determined under a formula. This formula compares Eaton's earnings per share for the most recently reported calendar quarter with the average of Eaton's per share earnings for the previous two calendar years. If the most recently reported calendar quarter's earnings per share are identical to the two calendar year average, the Company's matching contribution will be 50% for each dollar contributed by employees. Company matching contributions will increase or decrease depending on whether the most recently reported calendar quarter's earnings per share are greater than or less than the two calendar year average, respectively. For each 2% that the most recently reported calendar quarter's earnings per share are greater than or less than the two calendar year average, 1% will be added or subtracted respectively from the standard Company matching contribution of 50%. Company matching contributions will not be less than $.25, or more than $1.00 for each dollar of regular employee contributions, except under special circumstances as defined in the Plan document. There will be an additional 10 cent match with ESOP shares per dollar of before-tax and after-tax contributions, up to 17% of eligible compensation, to match contributions initially invested in the Eaton Common Shares Fund. This match is reduced to 5 cents for certain highly compensated employees.

The Plan document requires that quarterly Company contributions and dividend payments allocated to employees' accounts must equal or exceed the quarterly principal payments on the notes payable (see Note E). In the event that the quarterly principal payments exceed the allocated Company matching contributions plus dividends for the quarter, a supplemental contribution equal to the difference (none in 1998 and 1997) is required to be allocated to the participants' accounts. The allocation is based upon the percentage of each employee's quarterly contribution in relation to total quarterly employee contributions.

Each participant's account is credited with an allocation of the Plan's earnings based on participant account balances, as defined.

              Eaton Corporation Share Purchase and Investment Plan

B.     DESCRIPTION OF PLAN--CONTINUED

Eligible employees may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance reduced by their highest outstanding loan balance during the preceding 12 months. Loan transactions are treated as a transfer from (to) the investment fund and the loan fund. The loans are secured by the balance in the participant's account and bear interest at a published rate, as defined. Principal and interest is paid ratably through payroll deductions.

Company contributions are provisionally allocated during the year and become non-forfeitable on the last day of each Plan year or upon other events as indicated in the Plan document.

All Company matching contributions are invested in the Eaton Common Shares Fund. Employee contributions may be invested in the Eaton Common Shares Fund, the Fixed Income Fund, the various Guaranteed Investment Contract Funds, the Stable Value Fund, the Mutual Funds (all as described in Note D), or a combination of the funds.

Key Trust Company of Ohio, N.A. is the Trustee of the Plan.

All costs and expenses incurred in administering the Plan are paid by the Plan unless otherwise determined by Eaton.

Eaton may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Company's Human Resources Department upon request.

              Eaton Corporation Share Purchase and Investment Plan

C.     CONTRIBUTIONS

Company matching contributions were made at the following rates per dollar of regular employee contribution:


                            Period                            Rate
                -----------------------------------         -------

                1 month ended December 30, 1998                .25
                3 months ended November 30, 1998               .71
                3 months ended August 31, 1998                 .49
                3 months ended May 31, 1998                   1.00
                2 months ended February 28, 1998              1.00


D.     INVESTMENT PROGRAMS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:


                                                     DECEMBER 30
                                                1998            1997
                                           -----------------------------

       Fidelity Contra Fund                $  97,255,100   $  71,706,167
       Vanguard Windsor Fund                 129,109,418     155,848,084
       Vanguard Institutional Index Fund      82,934,661
       Eaton Common Shares                   575,017,393     766,359,641

The assets in the Fixed Income Fund are invested principally in U.S. Government securities and corporate debt instruments.

              Eaton Corporation Share Purchase and Investment Plan

The assets in the EB Money Market Fund are invested in the Employee Benefits Money Market Fund, which is sponsored by Key Trust Company and invests primarily in high-grade money market instruments.

The assets in Mutual Funds may be invested in the following funds:


         Fund                            Description                Sponsor
---------------------------------------------------------------------------------------------
Fidelity Contra Fund                Aggressive Growth Fund     Fidelity Investment Co.
Vanguard Wellesley Fund             Balanced Fund              Vanguard Group
Vanguard Windsor Fund               Diversified Equity Fund    Vanguard Group
Templeton Foreign Fund              International Fund         Templeton Investment Co.
Victory Stock Index Fund            S&P 500 Index              Victory Broker Dealer Services
Vanguard Institutional Index Fund   S&P 500 Index              Vanguard Group
Oppenheimer Value Equity Fund       Large Cap Stock Fund       Oppenheimer Funds


Effective May 1, 1998, the Vanguard Institutional Index Fund was added as an investment election and replaced the Victory Stock Index Fund. All assets of the Victory Stock Index Fund were transferred to the Vanguard Institutional Index Fund. Effective June 1, 1998, the Oppenheimer Value Equity Fund was added as an investment election.

The assets of the Eaton Common Shares Fund are invested principally in Eaton Common Shares, which can be purchased in the open market, from Eaton, or from private sources at Eaton's discretion. Effective May 1, 1998, the plan began assigning units of the Eaton Common Shares Fund to its participants. At December 30, 1998 participants owned 7,865,622 units at $71.73 per unit.

Participants may reallocate their accumulated contributions daily among the various funds consistent with the ratios specified in the Plan.

              Eaton Corporation Share Purchase and Investment Plan

During 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:



            Eaton Common Shares                $ (143,888,655)
            Mutual funds                           37,139,277
            Money Market funds                        262,466
            Government Securities                     682,929
            Corporate Debt Instruments                511,428
                                               ---------------
                                               $ (105,292,555)
                                               ===============

E.     EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

An Employee Stock Ownership Plan (ESOP), established to prefund a portion of anticipated Company contributions to the Plan, is contained within the Eaton Common Shares Fund. The ESOP was funded by proceeds from bank notes.

The Plan is obligated to pay all principal and interest on the notes and all other monetary obligations using Company contributions made to the Plan for that purpose and dividends on the unallocated Eaton Common Shares acquired with the bank note proceeds.

The ESOP notes payable to banks and insurance companies bear interest at a fixed rate of 7.2% as to $2.3 million of notes payable, a fixed interest rate of 7.7% per annum as to $5 million of notes payable, and a floating rate (4.3% at December 30, 1998) based on LIBOR as to $2.2 million of notes payable. The Plan entered into interest rate swaps that effectively convert the $5 million of notes payable to a combination of new fixed rates (.6% for $3.0 million and 7.1% for $1.4 million) and a floating rate (5.4% for $.6 million) based on LIBOR. The Plan has also entered into an interest rate swap which effectively converts the $2.3 million of fixed rate notes payable to a floating rate (4.5% at December 30, 1998) based on LIBOR. The interest rate differential to be received or paid is determined quarterly and recognized as an adjustment to interest expense. The Plan is exposed to market risk as a result of potential increases in LIBOR. The notes payable are due through 1999 and are guaranteed by the Company.

Annual principal payments are payable in quarterly installments, and the notes are anticipated to be paid in full by December 30, 1999.

              Eaton Corporation Share Purchase and Investment Plan

Unallocated Eaton Common Shares acquired by the ESOP are held in a suspense account and are pledged as security for the notes. These Common Shares are released from the suspense account and allocated to the participants' accounts based on the market value at the time of allocation on a monthly basis in an amount equal to the Company contributions for the period. The market value of the unallocated Eaton Common Shares was $14,950,465 at December 30, 1998 ($66,020,592 at December 30, 1997).

F.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 2, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

G.     TRANSFERS TO/FROM PLAN

During the first quarter of 1998, total assets of approximately $16 million were transferred from the Plan to Siebe in connection with the Plan Sponsor's sale of the Appliance Controls division.

Effective January 1, 1998, both employee and employer contributions to the Fusion Systems Corporation 401(k) Savings Plan (Fusion 401(k) Plan) were frozen. On that same date, all participants of the Fusion 401(k) Plan became eligible for the Plan. Effective November 1, 1998, the Fusion 401(k) Plan was merged with the Plan and total assets of approximately $6.6 million were transferred into the Plan.

Effective January 1, 1998, both employee and employer contributions to the IKU-USA Inc. Employees' Retirement Plan (IKU Plan) were frozen. On that same date, all participants of the IKU Plan became eligible for the Plan. Effective November 1, 1998, the IKU Plan was merged with the Plan and total assets of approximately $1.5 million were transferred into the Plan.

              Eaton Corporation Share Purchase and Investment Plan

H.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

I.     YEAR 2000 (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated they will be year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have an impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

              Eaton Corporation Share Purchase and Investment Plan

J.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                DECEMBER 30,
                                                                   1997
                                                             ----------------
Net assets available for benefits per the financial
  statements                                                 $ 1,282,297,984
Amounts allocated to withdrawn participants                       (1,186,995)
                                                             ----------------
NET ASSETS AVAILABLE FOR BENEFITS PER FORM 5500              $ 1,281,110,989
                                                             ================

K.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                         YEAR ENDED
                                                        DECEMBER 30,
                                                            1998
                                                       -------------
Benefits paid to participants per the financial
  statements                                           $ 148,717,233
Less:  Amounts allocated to withdrawn
  participants at December 30, 1997                        1,186,995
                                                       -------------
BENEFITS PAID TO PARTICIPANTS PER FORM 5500            $ 147,530,238
                                                       =============

Amounts allocated to withdrawing participants were recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 30, 1997, but paid in 1998.

              Eaton Corporation Share Purchase and Investment Plan

                         EIN 34-0196300 Plan Number 055

      Form 5500 Line 27(a)--Schedule of Assets Held for Investment Purposes

                               December 30, 1998


                                     Description of Investment
                                      Including Maturity Date,
    Identity of Issue, Borrower    Rate of Interest, Collateral,
        or Similar Party              Par or Maturity Value                   Cost        Current Value
---------------------------------------------------------------------------------------------------------
Guaranteed Investment Contracts:
   Life of Virginia Insurance Co.      8.07% due 12/31/98                $  1,142,123     $  1,142,123
   New York Life Insurance Co.         6.25% due 12/31/99                     601,301          601,301
                                                                      -----------------------------------
                                                                            1,743,424        1,743,424
Corporate Debt Instruments:
   Ameritech                           5.65% due 1/15/01                    1,299,233        1,311,752
   Associates Corp.                    6.00% due 12/01/02                   4,997,650        5,081,250
   Bay View Auto Trust                 6.59% due 12/15/04                   4,999,609        5,026,550
   Capital Equipment                   6.28% due 6/15/00                    6,492,350        6,581,525
   Case Equipment Loan Trust           6.15% due 9/15/02                    1,011,143        1,012,249
   Chase Manhattan Grantor Trust       6.00% due 9/17/01                      473,393          474,504
   E.I. Dupont                         6.50% due 9/01/02                    1,993,600        2,089,000
   Fingerhut Master Trust              6.23% due 2/15/07                    4,998,576        5,192,188
   Ford Motor Credit Corp.             6.125% due 4/28/03                   3,992,360        4,076,680
   General Motors                      5.75% due 11/10/03                   1,264,800        1,250,887
   MBNA Master Credit Card             6.60% due 11/15/04                   4,991,504        5,182,800
   McKesson Corp.                      6.60% due 3/01/00                    4,998,500        5,057,350
   Merrill Lynch & Co. Inc.            6.00% due 1/15/01                      642,850          657,052
   Merrill Lynch & Co. Inc.            6.00% due 2/12/03                    6,322,027        6,411,463
   Nationsbank Corp.                   5.75% due 3/15/01                    4,983,200        5,035,300
   Norwest Auto Trust                  6.10% due 3/15/01                    9,997,360       10,046,800
   Premier Auto                        6.05% due 4/06/00                    3,911,025        3,915,452
   Premier Auto                        6.75% due 11/06/00                   2,992,957        3,028,110
   Premier Auto                        6.35% due 4/06/02                      349,560          355,029
   Premier Auto                        5.07% due 7/08/02                    1,999,992        1,990,000
   Railcar Trust                       7.75% due 6/01/04                    1,907,606        1,915,567
   Sony Corp.                          6.125% due 03/04/03                  5,002,975        5,115,850
   Toyota Auto                         6.45% due 4/15/02                      885,790          891,011
   USAA Auto                           6.00% due 5/15/04                    2,532,903        2,542,733
                                                                      -----------------------------------
                                                                           83,040,963       84,241,102
U.S. Government Securities:
   U.S. Treasury Notes                 5.25% due 1/31/01                    5,085,938        5,061,700
   U.S. Treasury Notes                 6.25% due 5/31/99                   16,101,250       16,100,000
   U.S. Treasury Notes                 5.25% due 8/15/03                    1,510,664        1,537,965


              Eaton Corporation Share Purchase and Investment Plan

                  Form 5500 Line 27(a)--Schedule of Assets Held
                       for Investment Purposes--Continued


                                       Description of Investment
                                        Including Maturity Date,
   Identity of Issue, Borrower       Rate of Interest, Collateral,
       or Similar Party                  Par or Maturity Value                       Cost          Current Value
----------------------------------------------------------------------------------------------------------------

  U.S. Government Securities--Continued:
   U.S. Treasury Notes                    4.50%  due 9/30/00                        1,008,438           998,130
   U.S. Treasury Notes                    4.00%  due 10/31/00                       3,222,259         3,199,609
   U.S. Treasury Notes                    4.25%  due 11/15/03                       2,537,250         2,518,125
   Federal Home Loan Banks                5.125% due 9/15/03                        1,004,050         1,000,310
   Federal Home Loan Banks                5.28%  due 12/10/03                       5,000,000         4,967,200
   Federal Home Loan Banks                4.99%  due 12/24/01                       2,996,719         3,000,000
   Federal Farm Credit Banks              5.18%  due 11/17/99                       3,750,000         3,749,100
   Fannie Mae                             6.53%  due 1/11/01                        1,000,900         1,000,470
   Fannie Mae                             6.45%  due 7/25/02                        1,200,000         1,223,244
   Fannie Mae                             6.20%  due 5/22/03                        5,017,188         5,018,750
   Fannie Mae                             5.95%  due 7/13/01                        4,492,890         4,497,165
                                                                               ---------------------------------
                                                                                   53,927,546        53,871,768
Interest in Registered Investment
   Companies:
     Oppenheimer Value Equity Fund                     414,043 shares               4,055,449         4,128,021
     Vanguard Windsor Fund                           8,367,428 shares             127,069,539       129,109,418
     Vanguard Wellesley Fund                         1,658,604 shares              35,010,664        36,721,498
     Fidelity Contra Fund                            1,601,434 shares              66,218,450        97,255,100
     Templeton Foreign Fund                          2,570,269 shares              24,843,001        21,538,856
     Vanguard Institutional Index
      Fund
                                                       733,481 shares              75,469,596        82,934,661
                                                                               ---------------------------------
                                                                                  332,666,699       371,687,554
Key Trust Company of Ohio, N.A.:
   Employee Benefits Money Market
      Fund*
                                                    30,229,635 units               30,229,635        30,229,635

Common Stock:
   Eaton Corporation*                                8,148,993 shares             349,570,506       575,017,393
Participant notes receivable*                 8.75-9.50%, variable maturities                        25,448,042
                                                                               ---------------------------------

Total investments                                                               $ 851,178,773   $ 1,142,238,918
                                                                               =================================

*Indicates party-in-interest to the Plan.

              Eaton Corporation Share Purchase and Investment Plan

                         EIN 34-0196300 Plan Number 055


            Form 5500 Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 30, 1998


                                                                                                        Current Value
      Identity of Party                Description          Purchase                                     of Asset on      Net Gain
          Involved                      of Assets            Price     Selling Price    Cost of Asset  Transaction Date   or (Loss)
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (i)--SINGLE TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSET

Vanguard Institutional Index Fund*                       $ 65,507,226                  $  65,507,226   $  65,507,226

Victory Stock Index Fund*                                              $  65,486,818      47,969,383      65,486,818   $ 17,517,435

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSET

Key Trust Company of Ohio, N.A.*     Employee Benefits    326,892,914                    326,892,914     326,892,914
                                      Money Market
                                      Fund
                                                                         319,969,505     319,969,505     319,969,505

Eaton Corporation*                   Eaton Corporation     55,319,233                     55,319,233      55,319,233
                                      Common Stock                        67,645,900      35,415,275      67,645,900     32,230,625

Vanguard Institutional Index Fund    Mutual Fund           83,703,017                     83,703,017      83,703,017
                                                                           8,069,368       8,233,421       8,069,368       (164,053)

Victory Stock Index Fund*            Mutual Fund            8,503,218                      8,503,218       8,503,218
                                                                          68,039,187      49,955,817      68,039,187     18,083,370


There were no category (ii) or (iv) reportable transactions during the fiscal year ended December 30, 1998.

*        Indicates party-in-interest to the Plan.